United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 12, 2013

NOTICE OF SHAREHOLDERS' MEETING

As requested by a shareholder pursuant to Article Thirty Second of the Bylaws of GRUMA, S.A.B. DE C.V. (the ''Company''), the Shareholders of the Company are hereby called to a General Extraordinary Shareholders' Meeting which will be held on May 15, 2013 at 10:00 a.m. on first notice, in the the ''San Jeronimo I'' Room of the Courtyard by Marriot Monterrey San Jeronimo Hotel, located at Ave. San Jeronimo No. 1012, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

  Proposal and, as the case may be, approval of a project under which GRUMA, SOCIEDAD ANONIMA BURSATIL DE CAPITAL VARIABLE and VALORES AZTECA, SOCIEDAD ANONIMA DE CAPITAL VARIABLE, enter into a merger agreement, with the latter being the merged entity and the Company being the surviving entity, and under which 24'566,561 (twenty four million five hundred and sixty six thousand five hundred and sixty one) Class I, Series ''B'', common nominative shares of the Company with no par value are cancelled when the merger becomes effective, with the subsequent amendment of Article Sixth of the Company's Bylaws regarding the capital stock and the number of shares representing it.

  Analysis, discussion and, as the case may be, approval of a proposal to cancel 107'858,969 (one hundred and seven million eight hundred and fifty eight thousand nine hundred and sixty nine) Class I, Series ''B'', common nominative shares of the Company with no par value, same that have been repurchased by the Company, and to subsequently reduce the fixed portion of the capital stock of the Company, and amend Article Sixth of the Company's Bylaws.

  Analysis, discussion and, as the case may be, approval of a proposal to amend Articles Third (Domicile), Tenth (Transactions with Company's own Shares), Sixteenth (Chairman of the Board of Directors), Seventeenth (Meetings of the Board of Directors), Thirty-Second (Notices), Thirty-Third (Publication of Notices) and Thirty-Fifth (Development of the Meetings) of the Company's Bylaws.

  Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In order to have the right to attend and vote at the corresponding General Shareholders' Meeting, as provided by Articles 129 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 290 of the '' Ley del Mercado de Valores '' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Shares Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the '' Ley del Mercado de Valores '' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

Monterrey, Nuevo Leon, April 12, 2013

/S/
___________________________________
MR. JUAN ANTONIO GONZALEZ MORENO
CHAIRMAN OF THE BOARD OF DIRECTORS OF GRUMA, S.A.B. DE C.V.

NOTICE OF SHAREHOLDERS' MEETING

As requested by a shareholder pursuant to Article Thirty Second of the Bylaws of GRUMA, S.A.B. DE C.V. (the ''Company''), the Shareholders of the Company are hereby called to a General Extraordinary Shareholders' Meeting which will be held on May 15, 2013 at 11:00 a.m. on second notice, in the the ''San Jeronimo I'' Room of the Courtyard by Marriot Monterrey San Jeronimo Hotel, located at Ave. San Jeronimo No. 1012, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

  Proposal and, as the case may be, approval of a project under which GRUMA, SOCIEDAD ANONIMA BURSATIL DE CAPITAL VARIABLE and VALORES AZTECA, SOCIEDAD ANONIMA DE CAPITAL VARIABLE, enter into a merger agreement, with the latter being the merged entity and the Company being the surviving entity, and under which 24'566,561 (twenty four million five hundred and sixty six thousand five hundred and sixty one) Class I, Series ''B'', common nominative shares of the Company with no par value are cancelled when the merger becomes effective, with the subsequent amendment of Article Sixth of the Company's Bylaws regarding the capital stock and the number of shares representing it.

  Analysis, discussion and, as the case may be, approval of a proposal to cancel 107'858,969 (one hundred and seven million eight hundred and fifty eight thousand nine hundred and sixty nine) Class I, Series ''B'', common nominative shares of the Company with no par value, same that have been repurchased by the Company, and to subsequently reduce the fixed portion of the capital stock of the Company, and amend Article Sixth of the Company's Bylaws.

  Analysis, discussion and, as the case may be, approval of a proposal to amend Articles Third (Domicile), Tenth (Transactions with Company's own Shares), Sixteenth (Chairman of the Board of Directors), Seventeenth (Meetings of the Board of Directors), Thirty-Second (Notices), Thirty-Third (Publication of Notices) and Thirty-Fifth (Development of the Meetings) of the Company's Bylaws.

  Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In order to have the right to attend and vote at the corresponding General Shareholders' Meeting, as provided by Articles 129 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 290 of the '' Ley del Mercado de Valores '' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Shares Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the '' Ley del Mercado de Valores '' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

Monterrey, Nuevo Leon, April 12, 2013

/S/
___________________________________
MR. JUAN ANTONIO GONZALEZ MORENO
CHAIRMAN OF THE BOARD OF DIRECTORS OF GRUMA, S.A.B. DE C.V.